

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

<u>Via E-mail</u>
Michael Myers, PhD.
President and Chief Executive Officer
Innocoll GmbH
42662 Kitchen Prim Court
Ashburn, Virginia 20148

> **Re:** **Innocoll GmbH**
> **Registration Statement on Form F-1**
> **Filed June 19, 2014**
> **File No. 333-196910**

Dear Dr. Myers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Financing Activities</u>
<u>Reorganization to Innocoll AG, page 79</u>

1. Please refer to prior comment 2. Please note that we are deferring our evaluation of your reorganization into a German stock corporation until this reorganization is completed and the corresponding exhibits are filed.

<u>Notes to Consolidated Financial Statements</u>
<u>1. Summary of Significant Accounting Policies</u>
<u>Employee benefit plans</u>
<u>Share-Based Compensation, page F-12</u>

2. Please refer to prior comment 5. We acknowledge the information provided in your response. In addition, please revise your disclosure to state that you will no longer be

required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Separately in your response, progressively bridge your fair value determinations to the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide. For example, this explanation should include a discussion of the business factors underlying the increase in your equity fair value in the first quarter of 2014, which appears to have increased from $39.5 million on January 1, 2014 to $150 million on May 22, 2014. Also, note that we are deferring a final evaluation of your stock compensation and other costs for future equity issuances, including options, warrants, ordinary shares, and preference shares, until your amendment containing the estimated offering price is filed.

7. Other income, page F-18

3. With regard to prior comment 9, please revise your disclosure here and elsewhere in the document, where the €14,930 gain is discussed, to state that the gain results from an extinguishment of a liability, as stated in your response.

9. Earnings/(loss) per share (restated), page F-19

4. Regarding your response to prior comment 7, we are still evaluating your accounting treatment and may have further comments.

23. Share based payments, page F-34

5. Please refer to prior comment 12. Please note that we are deferring our evaluation of your reorganization into a German stock corporation, including the related issuance of options for warrants held by the prior owners of Innocoll Holdings, Inc. until this reorganization is completed and the corresponding exhibits are filed.

16. Share Based payments, page F-50

6. Please provide us your computation of share-based compensation expense of €483,262.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202)551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey A. Baumel, Esq.
Kristina E. Beirne, Esq.
Anthony D. Foti, Esq.
Dentons US LLP
1221 Avenue of the Americas
New York, New York 10020